

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Peng Li
Chairman and Chief Executive Officer
QuantaSing Group Ltd
Room 710, 5/F, Building No. 1
Zone No. 1, Ronghe Road
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: QuantaSing Group Ltd**
> **Registration Statement on Form F-1**
> **Filed December 20, 2022**
> **File No. 333-268907**

Dear Peng Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover page

1. We note your response to comment 1 and your revised disclosure in the second paragraph that you have applied to list the ADSs on the Nasdaq Stock Market. Please revise to disclose that this offering is contingent upon the final approval of your Nasdaq Stock Market listing.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 12

2. We note your response to comment 6 and reissue. Please revise to discuss in greater detail the facts and circumstances described in the Draft Rules Regarding Overseas Listing

which you state, if implemented might subject you to the filing requirements with the CSRC for this offering and listing and that might also prohibit this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended September 30, 2022 compared to three months ended September 30, 2021
Revenues from individual online learning services, page 114

3.   Please clarify if the 27% decrease in revenue from financial literacy courses for the quarter ended September 30, 2022 represents a strategic shift to emphasize the marketing of personal interest courses. If so, this appears to imply that introductory financial literacy learners were converted to personal interest paying learners instead of financial literacy learners during the period; however, we noted that the number of other personal interest paying learners declined during this period. Please provide a more comprehensive explanation as to why revenue from financial literacy courses significantly decreased during the period and explain how the above factors, and the decrease repeat purchase rate, contributed to the decrease. Lastly, provide a discussion on management's assessment of the anticipated effect of this strategic shift on the financial condition and results of operations in future periods. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4 of Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dan Ouyang, Esq.